January 20, 2012

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           JNLNY Separate Account  I (“Registrant”)
File Nos. 333-163323 and 811-08401

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 8 under the Securities Act of 1933, and Amendment No. 246 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectus contained in the Amendment includes the following changes:

•	A new optional GMWB, the “MarketGuard Stretch GMWB”. This GMWB is designed to accommodate Internal Revenue Code required minimum distributions for beneficiaries. (See pages 11, 46-47, and 153-159.)
•	Change of charges on the LifeGuard Freedom 6 Net Guaranteed Minimum Withdrawal Benefits (GMWBs). (See pages 8-9 and 43.)
•	Availability to elect GMWBs after the issue date on an anniversary.
•	A new optional death benefit, LifeGuard Freedom Flex DB NY. (See pages 5-6, 38-39, and 166-168.)
•
Reservation of right to change GAWA percentages within specified ranges upon election at and after issue to respond quickly to changing market conditions, subject to notice and cancellation rights. (See pages 60, 98-99, 113, 129, 142, and 155.)

•
Changes consistent with comments made by the Commission staff reviewer on initial registration statements filed by Registrant in 2011, specifically File Nos. 333-175720 and 333-175721 filed on July 22, 2011, and File No. 177298 filed on October 13, 2011.

The prospectus also includes a new optional Guaranteed Annual Withdrawal Amount (GAWA) percentage table and revised base GAWA percentages for the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits. You will note that in the optional and revised base GAWA percentage tables in the prospectus on pages 98, 113, 129, and 141, the revised percentages are not shown. In place of the revised percentages, brackets have been inserted. We will file a post-effective amendment pursuant to Rule 485(a) to respond to Commission Staff comments on the Amendment and will include the revised percentages at that time.  The percentages expected to be included in the subsequent amendment are as follows:

LifeGuard Freedom 6 Net GMWB

For Endorsements Issued On Or After April 30, 2012:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

LifeGuard Freedom 6 Net With Joint Option GMWB

For Endorsements Issued On Or After April 30, 2012:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	3.75%	4.00%
65 – 69	4.25%	4.50%
70 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

LifeGuard Freedom Flex GMWB

For Endorsements Issued On Or After April 30, 2012:

5% and 6% Bonus Options			7% Bonus Option
Ages	Base GAWA% Table	Optional GAWA% Table	Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	3.75%	4.00%	35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%	65 – 69	4.25%	4.50%
75 – 80	5.75%	6.00%	70 – 74	4.75%	5.00%
81+	6.75%	7.00%	75 – 80	5.75%	6.00%
			81+	6.75%	7.00%

LifeGuard Freedom Flex With Joint Option GMWB

For Endorsements Issued On Or After April 30, 2012:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	3.75%	4.00%
65 – 69	4.25%	4.50%
70 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the prospectus, marked to show changes. The page references cited above are to the marked courtesy copy.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros at Jorden Burt LLP  at (202) 965-8150.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:           Alberto Zapata
Joan E. Boros